Liquid Media Signs Definitive Agreement to Acquire iGEMStv

Vancouver, BC – December 06, 2021 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced that, further to its press release dated June 9, 2021, it has executed a definitive agreement to acquire iGEMStv, Inc. (“iGEMStv”), which provides the most comprehensive content recommendation engine on the market. The closing is expected to be completed in the coming days as remaining customary closing conditions are fulfilled, and adds another key asset in stage IV of Liquid’s four-stage business engine, a powerful solution to help professional film, television and video creators/producers outside the major studio system achieve sustainable growth.

“iGEMStv is an important tool for discoverability, curation, recommendation and monetization,” said Ronald Thomson, CEO of Liquid. “We believe this latest addition to the Liquid Media family of companies will play a vital role in helping independent intellectual property (IP) owners attract new audiences and increase the market share for their creative works. We are also excited to welcome the brilliant iGEMStv talent to our growing team.”

iGEMStv uses a unique blend of machine learning anchored by human curation to help audiences discover engaging movies, TV series and TV programs to watch, and shows them where they can be viewed. This includes traditional genres, trending carousels and recommendations for programming not found in the massive libraries of the larger streaming platforms. Additionally, movie and TV collections are curated by a trusted guide especially for iGEMStv users, and they recommend gems on Filmocracy as well as titles playing exclusively on niche platforms, including projects still on the film festival circuit.

“Ron and the Liquid team are building an innovative studio of the future, with the right combination of tools, assets and platforms to have a powerful impact on this industry,” said Jon Fitzgerald, Founder and CEO of iGEMS. “As the independent film landscape continues to evolve, we’re excited for iGEMS to join the LMG family, and to be part of the business solution.”

Under the terms of the definitive agreement, Liquid will acquire iGEMStv for up to 850,000 common shares of Liquid at a deemed price of $2.00 per share, which are scheduled to be paid out to iGEMStv investors across specific performance milestones in four equal tranches of 212,500 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares is to be paid on closing, with three remaining milestones to be triggered by iGEMStv revenues totaling US$9.5M in the years ahead. Additional cash is being invested in iGEMStv’s ongoing operations, applied towards working capital, technology infrastructure and marketing.

Further details of the acquisitions will be available in the Company’s year-end financial statements filed on SEDAR.

About iGEMStv

With the growing volume of Movie and TV Series options, and the explosion of digital streaming platforms, iGEMStv has created the most comprehensive recommendation engine on the market. Human curation, word of mouth and machine learning combine to help audiences discover what to watch, and where they can find it. They put out a weekly newsletter with iGEMSelections, sent to over 5,000 subscribers. iGEMSpro provides resources to the independent film space, aggregating news articles, podcasts and videos, while providing reports, affiliate discounts and online courses to support independent filmmakers. The iGEMSpro Directory is a sales platform for independent films to generate sales in the international marketplace.

iGEMS is producing Filmocracy Fest 2021, which takes place December 9th to 12th, 2021 in Los Angeles and across the United States with hybrid in-person and virtual programming, alongside Founding Partner Filmocracy. Liquid Media is the presenting sponsor.

Additional information is available at https://www.igems.tv/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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pg@liquidmediagroup.co

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Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no

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